PILLSBURY WINTHROP SHAW PITTMAN LLP

2300 N Street, NW

Washington, DC 20037

Tel: (202) 663-8000

Fax: (202) 663-8007

September 3, 2009

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Global Defense Technology & Systems, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Global Defense Technology & Systems, Inc. (the “Registrant”), transmitted herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), is one conformed copy of the Registrant’s Registration Statement on Form S-1, together with the exhibits thereto (except for exhibits that will be filed by amendment). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Registrant for five (5) years.

The filing fee of $4,185.00 has been calculated pursuant to Rule 457(o) of the General Rules and Regulations under the Act and has been sent by wire transfer to the Commission’s lockbox at the U.S. Bank of St. Louis, Missouri as required by Rule 13(c) of Regulation S-T. The wire was sent on September 3, 2009.

The representatives of the underwriters have advised us that the proposed underwriting arrangements will be reviewed by representatives of the Financial Industry Regulatory Authority (“FINRA”) and that copies of the Registration Statement and are being forwarded, and the Underwriting Agreement will be forwarded when filed as an exhibit, to FINRA.

The Registrant and the managing underwriters have authorized us to advise you that, as contemplated by Rule 461(a) under the Act, they may make oral requests for the acceleration of the Registration Statement’s effectiveness and that they are aware of their respective obligations under the Act.

Securities and Exchange Commission

September 3, 2009

Please direct any questions or information regarding this filing to the undersigned at (202) 663-9201.

Very truly yours,

/s/ Jeffrey B. Grill

Jeffrey B. Grill, Esq.

cc:	The Nasdaq Global Market
John Hillen
Christoper Paci, Esq.
Nicole Laquintano, Esq.